Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2013	2012	2011	2013	2012

Earnings: (1)
Net income	$140,078	$137,975	$122,874	$104,607	$102,504
Income taxes	87,465	85,301	82,859	64,149	61,985
Fixed Charges (See below) (2)	67,565	71,862	80,650	49,488	53,785
Total adjusted earnings	$295,108	$295,138	$286,383	$218,244	$218,274
Fixed charges: (2)
Total interest expense	$67,171	$71,475	$80,281	$49,225	$53,529
Interest component of rents	394	387	369	263	256
Total fixed charges	$67,565	$71,862	$80,650	$49,488	$53,785

Ratio of earnings to fixed charges	4.4	4.1	3.6	4.4	4.1

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.